UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2025 Estimated average burden hours per response ............ 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check One):

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN

☐ Form N-CSR

For Period Ended: 06/30/2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended: _________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

iBio, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

8800 Health Science Center Parkway

Address of Principal Executive Office (Street and Number)

Bryan, Texas 78807

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company is unable to file its Annual Report on Form 10-K for its fiscal year ended June 30, 2022 by the prescribed date without unreasonable effort or expense because the Company was unable to ascertain certain information necessary to complete the audit. The Company believes that the Annual Report will be completed and filed within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert Lutz	(979)	446-0027
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues for the fiscal year ended June 30, 2022, were approximately $2.4 million, an increase of 1% over fiscal 2021.

R&D and G&A expenses for fiscal 2022 increased $7.7 million and $12.1 million, respectively, over the comparable period in fiscal 2021. The growth in R&D and G&A reflects the Company’s growing investments in its pipeline, platform technologies, employees, and related infrastructure.

iBio's consolidated net loss for the fiscal year ended June 30, 2022, was $50.3 million, an increased loss of $27.1 million compared to 2021 due to increased R&D and administrative expenses incurred to support the Company’s business strategy and $10.2 million in Fraunhofer USA settlement income in fiscal 2021 that did not recur in fiscal 2022 offset by $1.8 million in Fraunhofer USA license revenue in fiscal 2022.

iBio held cash, cash equivalents and investments in debt securities of $39.5 million as of June 30, 2022.

The Company has concluded there is substantial doubt about the Company’s ability to continue as a going concern. Accordingly, the Company has been informed by its registered public accounting firm that its audit opinion that will be included in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2022 to be filed with the Securities and Exchange Commission will include an explanatory paragraph related to the Company’s ability to continue as a going concern.

iBio, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 29, 2022	By:	/s/ Thomas F. Isett 3rd
	Name:	Thomas F. Isett 3rd
	Title:	(Principal Executive Officer)